the new standard in rapid diagnostics

Response Biomedical Corp.
2005 1st Quarter Report

Dear Shareholder:

During the first quarter of 2005, the Company significantly increased its revenue from product sales while advancing negotiations with multiple potential partners aimed at commercializing a test for congestive heart failure worldwide. Based on discussions to date, we anticipate ratifying commercial collaborations and additional new product development partnerships late in the second quarter and during the summer. Importantly, these developments are expected to significantly increase both the size of our respective market opportunities and the number of markets served by our RAMP® System, laying the foundation for strong revenue growth.

During the first quarter of 2005, the Company achieved the following milestones:

  Revenues from product sales increased by 26% to $789,523, as compared to $627,928 for the quarter ended March 31, 2004;

  The Company announced that it’s lead cardiovascular products have received regulatory clearance in China from the State Food and Drug Administration (“SFDA”) providing unfettered access to the largest emerging medical diagnostics market in the world;

  Following the recent U.S. Certification of our RAMP Anthrax Test, the Company shipped US$250,000 of RAMP biodefense products to a federal training program for U.S. first responders, sponsored by the U.S. Department of Homeland Security (“DHS”); and

  The Company advanced new product development programs funded by Shionogi & Co. for congestive heart failure (“CHF”) in Japan, and a clinical infectious disease test funded by 3M Medical Division.

Biodefense
Since the RAMP Anthrax Test was lab tested and approved by AOAC INTERNATIONAL, following an evaluation funded by DHS, the Company has experienced a strong increase in market interest. During the first quarter, the Company filled its largest single biodefense purchase order including 23 RAMP Systems to be used for training first responders throughout the United States.

The Domestic Preparedness Equipment Technical Assistance Program (“DPETAP”) is a comprehensive, national equipment technical assistance program for emergency responders, established by the Office for Domestic Preparedness in partnership with the U.S. Army's Pine Bluff Arsenal, the Department of Defense's center of expertise for chemical and biological defensive equipment production and support.

DPETAP assists responders to better select, operate, and maintain their radiological, chemical and biological detection and response equipment by providing detailed technical information and hands-on equipment operations and maintenance training. DPETAP Mobile Technical Assistance Teams provide on-site technical assistance and training to assist emergency response personnel in the operation and maintenance of their domestic preparedness detection equipment.

RAMP Cardiac Marker Tests
In January, the Company announced that the RAMP Reader and three cardiac marker tests had received regulatory clearance in China, marking a major milestone in the worldwide commercialization of the Company’s clinical products. Response Biomedical has sold over 145 clinical RAMP systems to its exclusive distributor, O & D Biotechnology, based in Beijing. O&D Biotech is growing rapidly with a core focus on Point-of-Care (“POC”) Diagnostics.

With over 1.2 billion people, China has more than 300,000 health institutions including more than 65,000 largely government-run hospitals. Chinese hospitals provided more than 900,000 beds and treated more than 2 billion patients in 2000. According to U.S. census data, electro-medical diagnostic and imaging equipment lead exports in the category of medical equipment to China. The market size for this segment is estimated at $2.5 - $3 billion, of which $1.3 - $1.4 billion are imports.

Point-of-Care Testing For Congestive Heart Failure
The B-type natriuretic peptide (“BNP”) development program funded by Shionogi & Co. is progressing towards completion. The results to date are encouraging and the collaboration with Shionogi has positioned RAMP as a leading technology solution for global companies that have CHF markers but no POC delivery vehicle.

BNP and NT-proBNP tests are both definitive markers used to rule in or rule out CHF, a market potential of US$1billion. Response is pursuing several opportunities to develop and commercialize these proprietary tests.

Clinical Infectious Disease Market
As a result of the development program funded by 3M Medical Division in the area of infectious disease testing, RAMP’s performance improvement over classic POC visual assays provides a tremendous opportunity in this market estimated at US$1billion.

The Company is contemplating new product candidates in related diagnostic applications such as sexually transmitted diseases, Streptococcus (“Strep”), Staphylococcus (“Staph”), Influenza (“Flu”) and related bacterial and viral infections.

Corporate
As of March 31, 2005, the Company had working capital of $1,833,265, no debt and a cash balance of $1,114,427. During the first quarter ending March 31, the Company incurred a loss of $1,442,651 versus a loss of $750,504 for the same period in 2004. A US$1,000,000 line of credit was also fully available, which must be repaid by December 15, 2005. During the first quarter of 2005, the Company received $109,900 in proceeds from the issuance of shares related to the exercise of options.

With the newly acquired quotation on the OTC Bulletin Board, the Company is strategically raising awareness with both the U.S. and Canadian retail investment community as it evaluates investment banking relationships and works toward securing a U.S. listing.

With respect to the business strategy, the Company is focused on maintaining strong growth in revenue from sales of commercially available products while at the same time broadening the clinical portfolio in areas including cardiovascular and clinical infectious disease testing. Confidence is high that we will transition from development to commercialization agreements with partners, and we expect to enter into additional new product development collaborations over the coming months.

In closing, it was rewarding for Response Biomedical to be recognized with two prestigious 2005 Technology of the Year Awards from Frost & Sullivan, a premier growth consulting company worldwide. Specifically, the Company earned both the 2005 Excellence in Technology of the Year Award and 2005 Product Innovation of the Year Award. To receive top honors over competing companies and technologies from around the world further validates the market-leading performance and commercial potential of the RAMP System.

Best regards,

Bill Radvak
President & Chief Executive Officer
May 27, 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the unaudited consolidated interim financial statements of the Company for the quarter ended March 31, 2005, including the related notes therein, the audited consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) for the year ended December 31, 2004, and the Management’s Discussion and Analysis of Financial Operations section of the Company’s 2004 Annual Report. The Company’s unaudited consolidated interim financial statements have been prepared in accordance with GAAP.

This discussion includes forward-looking statements made by management that involve uncertainties and risks, including those discussed herein and as described in the “Risk Factors” section of our Annual Information Form. Such forward-looking statements should be given careful consideration and undue reliance should not be placed on these statements. Our actual results may differ materially from those contained in any forward-looking statements. Additional information relating to the Company, including its 2004 Annual Information Form, is available by accessing the SEDAR website at www.sedar.com. All amounts are expressed in Canadian dollars unless otherwise indicated.

This management discussion and analysis of financial condition and results of operations has been prepared as at May 27, 2005

OVERVIEW

Response Biomedical Corp. (“Response Biomedical” or “the Company”) develops, manufactures and sells diagnostic tests for use with its proprietary RAMP® System, a fluorescent immunoassay-based on-site diagnostic testing platform. The RAMP technology utilizes a unique method to account for sources of error inherent in conventional lateral flow immunoassay technologies, thereby providing the ability to quickly and accurately detect and quantify an analyte present in a liquid sample. Consequently, an end user on-site or in a point-of-care setting can rapidly obtain important diagnostic information. Response currently has nine RAMP tests available for environmental and clinical testing applications and the Company has plans to commercialize additional tests.

Revenues increased in all three of the Company’s product market segments, namely clinical, (2005 - $56,211, 2004 - $54,268), biodefense (2005 - $620,943, 2004 - $467,475) and environmental infectious diseases, (West Nile Virus) (2005 - $112,369, 2004 - $106,185). Clinical product revenues did not increase significantly as a result of timing of shipments to the Company’s distributor in China and the U.S. direct sales efforts still being in early stage. The increased sales of biodefense and West Nile Virus products reflect growing acceptance of the Company’s products in these markets.

Revenue decreased from contract service fees (2005 - $7,294, 2004 - $181,208) primarily due to the timing of milestones required to recognize service revenues.

As at March 31, 2005, the Company had working capital of $1,833,265, no debt and a cash balance of $1,114,427. A US$1,000,000 line of credit was also fully available, which must be repaid by December 15, 2005. During the first quarter of 2005, the Company generated $109,900 in cash from the issuance of shares related to the exercise of options.

Operational milestones included the receipt of final clearance to market the Company’s Troponin I and CK-MB cardiac marker tests in China (January 2005), and Russia (January 2005).

RESULTS OF OPERATIONS
For the Quarter ended March 31, 2005 and 2004

Revenues and Cost of Sales
Revenues from product sales for the quarter ended March 31, 2005 were $789,523 as compared to $627,928 for the quarter ended March 31, 2004, an increase of 26%. For the first quarter of 2005, biodefense product sales were $620,943 compared to $467,475 in the first quarter of 2004, representing a 33% increase. The increase in biodefense product sales was primarily due to an increase in recurring revenues from a growing customer base and growing acceptance of the Company’s products following additional independent performance validation. Clinical cardiac product sales were $56,211 in the quarter ended

March 31, 2005 compared to $54,268 in the first quarter of 2004, representing a 4% increase. Clinical product sales did not increase significantly due to timing of shipments to the Company’s Chinese distributor and the early stage of U.S. direct sales efforts. Sales of the Company’s West Nile Virus products were $112,369 for the quarter compared to $106,185 in the first quarter of 2004, representing an increase of 6%.

Revenues from contract service fees and collaborative research agreements for the quarter ended March 31, 2005 were $7,294 compared to $181,208 for the quarter ended March 31, 2004 representing a decrease of 96%. This decrease was primarily due to the timing of milestones required to recognize service revenues from the Company’s collaborations with 3M Co. and Shionogi & Co. Ltd. In addition, $130,000 in revenue was generated in the first quarter of 2004 from the Company’s collaboration with General Dynamics Canada Ltd. No work was performed on this project in the first quarter of 2005.

Cost of sales for the quarter ended March 31, 2005 was $375,331 compared to $332,269 for the quarter ended March 31, 2004. The increase corresponds to the Company’s increased sales. Cost of sales includes direct manufacturing labor and materials costs, and allocated overhead.

Gross margin for the quarter ended March 31, 2005 was 53% compared to 59% for the comparable quarter in 2004. This decrease in margin is primarily attributable to the different mix of product and service revenues. Service revenues generally result in higher margins. In addition, during the first quarter of 2004, the Company recognized unearned revenue of $51,208 due to the expiry of a prior research and development contract. Going forward, the Company expects gross margin to benefit from improved economies of scale and further process improvements as the Company scales up and automates its manufacturing operations.

Expenses
Research and development expenditures for the quarter ended March 31, 2005, increased to $660,099 from $369,086 for the quarter ended March 31, 2004, an increase of 79%. The increase reflects increased, product validation, product enhancement and testing costs of $243,302.

Marketing and business development expenses totaled $698,213 during the quarter ended March 31, 2005 as compared to $226,993 for the same period in 2004, an increase of 207%. The increase was due to higher payroll and benefit costs, related primarily to the addition of sales and marketing staff ($282,606), the implementation of a revenue based commission plan ($23,805), and recruitment and training costs related to building a sales and marketing department for the clinical market ($102,280). Additionally, an increase in the number of conferences attended during the first quarter of 2005 to promote the Company’s biodefense and West Nile Virus products ($38,749) contributed to the increase.

General and administrative expenses increased to $400,763 for the quarter ended March 31, 2005, from $333,246 in the same period in 2004, an increase of 20%. This increase is partially the result of payroll and benefit costs related to the hiring of a full-time Chief Financial Officer for the 2005 period, the addition of a Controller in the second quarter of 2004, and allocation of the Chief Operating Officer’s compensation to G&A as a corporate expense effective January 2005 ($63,716); timing effect on accrued vacation ($20,000) offset by a reduction in professional and legal fees ($29,092) relating to the Company’s registration with the U.S. Securities and Exchange Commission, and expenses required to support improved corporate communications activities.

Other Income/Expenses
For the quarter ended March 31, 2005, the Company recorded non-cash stock-based compensation of $94,075 compared to $221,875 for the quarter ended March 31, 2004. This expense represents the fair value of stock options granted using the Black-Scholes option pricing model. The lower charge is primarily related to a decrease in the number of options granted for the quarter (2005 - 647,750, 2004 - 2,262,400).

During the quarter ended March 31, 2005, interest expense and loan guarantee fees were $18,074 compared to $125,829 for the same period in 2004. The interest expense in 2005 included $17,970 (2004 - $105,424) of amortization expense on capitalized loan costs of $71,880. The $105,424 amortized in 2004 relates to loan costs capitalized in 2003. In the first quarter of 2005, the Company incurred, $nil (2004 - $20,405) in interest expense on the use of the line of credit facility and $104 (2004 - $nil) in miscellaneous interest expense.

During the quarter ended March 31, 2005, the Company earned interest income of $8,302 (2004 - $2) relating to funds on deposit.

Loss
For the quarter ended March 31, 2005, the Company reported a loss of $1,442,651 ($0.02 per share) compared to a loss of $750,504 ($0.01 per share) for the quarter ended March 31, 2004. The larger loss is primarily due to increased sales and marketing expenses incurred to build the Company’s customer base and sales funnel.

SUMMARY OF QUARTERLY RESULTS

The table below sets forth selected data derived from the Company’s unaudited consolidated interim financial statements prepared in accordance with Canadian generally accepted accounting principles for the eight previous quarters ended March 31, 2005.

	2005	2004	2004	2004	2004	2003	2003	2003
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total Revenue	796,817	456,493	657,753	753,499	809,136	377,443	255,825	446,230
Loss	(1,442,651)	(1,965,811)	(1,113,240)	(1,109,420)	(750,504)	(1,072,434)	(1,172,724)	(893,120)
Loss per Share – Basic and Diluted	($0.02)	($0.03)	($0.02)	($0.02)	($0.01)	($0.02)	($0.02)	($0.02)
Total Assets	3,297,073	4,544,784	2,212,921	1,690,666	1,541,212	1,181,334	1,070,806	1,214,004

Quarter to quarter variability and the general up-trend in revenues is driven primarily by three factors:

1.	The timing of achievement of services contract milestones and corresponding revenue recognition;

2.
Seasonality related to the demand for RAMP West Nile Virus Tests where the majority of the year’s sales occur in the second and third quarters with commercial sales of West Nile Virus products initiated in November 2003; and

3.
Generally increasing market acceptance of the Company’s products with 2004 being the first full year of sales for West Nile Virus products, the second full year for biodefense products and the initial launch of clinical products occurring internationally in mid 2004 and in the U.S. in January 2005.

The increase in total assets in the fourth quarter of 2004 relates to the closing of a private placement financing in December 2004.

The trend in rising losses is primarily the result of increasing sales and marketing expenditures, primarily to develop the clinical sales funnel and a general increase in infrastructure across all functions to support anticipated sales and partnering requirements.

LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations primarily through equity and debt financings. To March 31, 2005, the Company has raised approximately $34.8 million from the sale and issuance, net of share issue costs, of equity securities.

During the three-month period ended March 31, 2005, the Company received net proceeds of $100,481 comprising $109,900 received from the exercise of stock options offset by $9,419 from unaccrued share issue costs relating to the private placement in December 2004.

The Company’s working capital position as of March 31, 2005 was $1,833,265, a decrease in working capital of $1,132,658 from the balance on December 31, 2004 of $2,965,923. During the three-month period ended March 31, 2005, the Company relied on profit margin from sales of products and proceeds from the exercise of stock options.

During the first quarter of 2005, the Company incurred a loss of $1,442,651 versus a loss of $750,504 for the same period in 2004. Until the Company receives additional revenue from product sales, it will continue to fund its operations from a combination of the issuance of equity securities, contract service fees, revenues from collaborative research arrangements, use of its US$1 million line of credit, and possibly additional debt financing.

As at March 31, 2005, the Company had 6,335,917 warrants outstanding at exercise prices between $0.80 and $1.50 per share, which if fully exercised, would result in the receipt of approximately $7.5 million. The Company also had

8,020,250 stock options outstanding of which 6,455,713 were exercisable at prices between $0.27 and $1.27 per share and which, if fully exercised, would result in the receipt of approximately $3.7 million.

RISKS AND UNCERTAINTIES

Although Response Biomedical believes that there is a significant market opportunity for its diagnostic products, the markets for rapid on-site and point-of-care diagnostic tests are fragmented and still in their early stages of growth. Accordingly, there are a variety of risks that the Company will face in order to be successful. Significant efforts are being made by companies with greater resources than Response Biomedical to develop competing technologies and products. The success of Response Biomedical will depend upon the ability of the Company to demonstrate that the performance of its products exceeds that of competing tests. Additionally where relevant, the Company may be required to show that the results of its products are similar to more expensive laboratory-based products. For clinical testing applications, the Company requires a number of regulatory approvals to market its products, the most important being approval by the United States Food and Drug Administration. Although uncertain at this time, regulatory approvals could be required at some point in the future for the Company’s environmental testing products. The market for the Company’s products will also be influenced by competing technologies and the success of the Company’s business will be highly dependent on the degree of protection provided by its intellectual property. The Company must also obtain funding for the development and commercialization of its products on reasonable terms and must compete for capital with firms within the medical diagnostics industry as well as with firms in other sectors. The recruitment and retention of personnel skilled in product development and manufacturing is critical for the Company to achieve its objectives. The Company attempts to reduce business and product development risk through a number of different strategies. For example, the Company seeks to establish relationships with strategic partners to assist in the development, funding and marketing of some of the Company’s products. This allows Response Biomedical to focus on using its own resources to develop additional product candidates and exploit new applications for its technology, further enhancing the number of product opportunities available to the Company. Response Biomedical will also continue to review and wherever practical, expand upon its intellectual property portfolio to safeguard what the Company believes to be its technological competitive advantages.

The Company has had an ongoing need to raise additional funds to continue conducting its research and development programs and clinical trials, purchase capital equipment and commercialize its products. There can be no assurance that such funds will be available on favorable terms, or at all. If adequate funding is not available, the Company may be required to delay, reduce or eliminate one or more of its research or development programs or obtain funds through arrangements with corporate partners or others that may require the Company to relinquish greater or all rights to product candidates at an earlier stage of development or on less favorable terms than the Company would otherwise seek. Insufficient funding may also require the Company to relinquish rights to certain of its technologies that the Company would otherwise develop itself.

Foreign Exchange and Inflation
Financial risk is the risk to the Company’s results of operations that arise from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk as substantially all its revenues are denominated in U.S. dollars. The Company mitigates foreign exchange risk as it maintains U.S. dollar bank accounts that are used to pay for expenses in U.S. dollars.

Interest rate risk arises due to the Company’s cash and cash equivalents being invested in variable rate securities and the Company’s loans having fixed and variable interest rates.

MATERIAL COMMITMENTS AND CONTRACTUAL OBLIGATIONS

As at March 31, 2005, the Company had the following commitments and contractual obligations.

Commitments and	Total	<1 Year	1-3	4-5	.5 Years
Obligations			Years	Years
UBC License Fee	$84,000	$10,050	$31,500	$21,000	$21,000
Equipment Purchase Order	$276,000	$276,000	—	—	—

OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any material off balance sheet arrangements requiring disclosure.

OUTSTANDING SHARE CAPITAL

As at March 31, 2005 there were 67,619,472 common shares issued and outstanding, 8,020,250 common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $0.61 per share, 845,213 common shares reserved for future grant or issuance under the Company’s stock option plan and 6,335,917 common shares issuable upon the exercise of outstanding warrants at a weighted average exercise price of $1.19 per share.

TRANSACTIONS WITH RELATED PARTIES

During the quarter the Company paid a director, Mr. Stephen Holmes, $3,000 for services in his capacity as Chairman of the Board of Directors.

The Company has entered into a strategic consulting services agreement with a company controlled by a director. Pursuant to the terms of the agreement, the Company is required to pay a monthly fee of US$5,000, expiring June 30, 2005. During the first quarter of 2005, the Company paid $18,384 for strategic consulting services compared to $26,280 for the same period in 2004. The Company has no other standard arrangement pursuant to which directors are paid a fee by the Company for their services except for the granting from time to time of incentive stock options in their capacity as directors of the Company. During the first quarter of 2005, the Company granted incentive stock options of 150,000 common shares to directors.

CRITICAL ACCOUNTING ESTIMATES

The Company’s significant accounting policies are disclosed in Note 2 to the audited consolidated financial statements as at December 31, 2004. The Company believes that the significant accounting policies disclosed in its year-end financials are critical in fully understanding and evaluating its reported interim and annual financial results. Additional information relating to the Company, including its fiscal 2004 audited consolidated financial statements, is available by accessing the SEDAR website at www.sedar.com

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The Company has elected to prospectively adopt the recommendations of the Canadian Institute of Chartered Accountants (the “CICA”) Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments, for awards granted under its stock option plan to executive officers, directors and employees, effective January 1, 2003. The Company had adopted the recommendations, as required, for awards granted under its stock option plan to non-employees. This standard and the amendments require that all stock-based awards be measured and recognized using a fair value based method. The fair value of stock options is estimated at the date of grant using the Black-Scholes Option pricing model and is amortized over the vesting terms of the stock options.

The Company was permitted to and elected to prospectively apply the fair value based method of accounting for stock based stock options granted to employees, officers and directors effective January 1, 2003. Previously, no compensation expense was recorded for stock-based compensation awards to employees, officers and directors. The adoption of the new recommendations resulted in an additional benefit expense of $82,000 in 2003 when the effect of the fair value method on employee options was disclosed but not required to be recorded in financial statements.

FINANCIAL INSTRUMENTS

Certain of the Company’s financial instruments, including cash equivalents, accounts and amounts receivable, accounts payable, demand loans payable and loans payable to shareholders and directors, the carrying amounts approximate fair values due to their short term nature.

The Company performs ongoing credit checks on its customers and requires orders to be prepaid by certain customers. As at March 31, 2005, five [2004 - four] customers represent 82% [2004 - 72%] of the trade receivables balance.

Financial risk is the risk to the Company’s results of operations that arise from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk given that approximately 88% of total revenues for the year ended March 31, 2005 were received in U.S. dollars. The Company minimizes this risk by maintaining a U.S. dollar account for all U.S. sales revenues and expenditures, thereby minimizing currency exchange. Fluctuating foreign exchange rates are reflected in the line of credit available to the Company, however, the balance outstanding on the line of credit is not subject to foreign exchange adjustments.

Interest rate risk arises due to the Company’s cash and cash equivalents being invested in variable rate securities.

NOTICE TO READER

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim consolidated financial statements for the period ended March 31, 2005.

CONSOLIDATED BALANCE SHEETS
[See Note 1 – Basis of Presentation]

(Unaudited – Expressed in Canadian dollars)	March 31,	December 31,
	2005	2004
	$	$
ASSETS
Current
Cash and cash equivalents	1,114,427	2,716,902
Short term investments [note 7]	2,544	2,500
Trade receivables [note 4]	546,289	244,785
Other receivables	64,690	38,277
Inventories [note 5]	967,269	1,024,111
Prepaid expenses and other	75,886	52,076
Total current assets	2,771,105	4,078,651
Capital assets	472,058	394,253
Other assets [note 6]	53,910	71,880
	3,297,073	4,544,784

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities [note 13[b]]	879,724	859,502
Deferred revenue – current portion	52,528	90,505
Deferred lease inducement – current portion	5,588	7,450
Total current liabilities	937,840	957,457
Deferred revenue	175,272	155,271
Deferred lease inducement	1,240	1,240
	1,114,352	1,113,968
Commitments and contingencies [note 8 [e] and
[10]
Shareholders' equity
Share capital [note 8 [a]]	35,707,259	35,606,778
Contributed surplus	3,757,045	3,662,970
Deficit	(37,281,583)	(35,838,932)
Total shareholders' equity	2,181,721	3,430,816
	3,297,073	4,544,784

See accompanying notes

On behalf of the Board

William J. Radvak	Brian G. Richards
Director	Director

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
[See Note 1 – Basis of Presentation]

Three Months Ended March 31
(Unaudited - Expressed in Canadian dollars)	2005	2004
	$	$
REVENUE
Contract service fees and revenues from
collaborative research arrangements [note 11]	7,294	181,208
Product Sales [note 11]	789,523	627,928
Total revenue	796,817	809,136
Less: cost of sales [note 12]	375,331	332,269
Gross profit	421,486	476,867

EXPENSES
Marketing and business development [note 12]	698,213	226,993
Research and development [note 12]	660,099	369,086
General and administrative [note 9 and 12]	400,763	333,246
Stock-based compensation [note 3 and 8[c]]	94,075	221,875
Total expenses	1,853,150	1,151,200

OTHER EXPENSES
Interest expense:	104	20,405
Interest income	(8,302)	(2)
Grant Income	—	(49,700)
Deferred loan cost [note 6]	17,970	105,424
Foreign exchange (gain) loss	1,215	44
Total other expense	10,987	76,171

Loss for the period	(1,442,651)	(750,504)

Deficit, beginning of period	(35,838,932)	(30,899,957)
Deficit for the end of period	(37,281,583)	(31,650,461)

Los per common share – basic and diluted
[note 8[f]]	($0.02)	($0.01)

Weighted average number of common shares
[note 8[f]]	67,574,453	53,868,112

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS
[See Note 1 – Basis of Presentation]

Three Months Ended March 31
(Unaudited - Expressed in Canadian dollars)	2005	2004
	$	$

OPERATING ACTIVITIES
Loss for the year	(1,442,651)	(750,504)
Add (deduct) items not involving cash:
Amortization of capital assets	60,723	44,723
Stock-based compensation	94,075	221,875
Amortization of deferred loan costs	17,970	105,424
Deferred leasehold inducement	(1,862)	—
Change in non-cash working capital:
Trade receivables	(301,502)	(189,169)
Other receivables	(26,413)	—
Inventories	56,842	(255,772)
Prepaid expenses and other	(23,810)	(58,550)
Accounts payable and accrued liabilities	20,221	127,234
Deferred revenue	(17,976)	(3,755)
Cash used in operating activities	(1,564,383)	(758,494)

INVESTING ACTIVITIES
Purchase of capital assets	(138,529)	—
Short-term investments	(44)	(6,352)
Cash used in investing activities	(138,573)	(6,352)

FINANCING ACTIVITIES
Proceeds from issuance of common shares,
options and warrants, net of share issue costs
[note 8[b]]	100,481	633,317
Proceeds from bank indebtedness	—	189,437
Proceeds from (repayment of ) loans from
shareholders and directors	—	(57,727)
Cash provided by financing activities	100,481	765,027

Increase (decrease) in cash	(1,602,475)	181
Cash, beginning of period	2,716,902	856
Cash, end of period	1,114,427	1,037

Supplemental Disclosure
Interest paid	104	20,405

See accompanying notes

1. BASIS OF PRESENTATION

These accompanying consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with the Company’s annual audited consolidated financial statements for the year ended December 31, 2004 and on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

These unaudited interim consolidated financial statements reflect, in the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at March 31, 2005 and for all such periods presented. Certain comparative figures for prior periods have been reclassified to conform to the current presentation.

These statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2004 included in the Response Biomedical Corp. Annual Report filed with the appropriate securities commissions. The results of operations for the three-month period ended March 31, 2005 are not necessarily indicative of the results for the full year. These unaudited interim consolidated financial statements conform in all material respects with United States generally accepted accounting principles (“U.S. GAAP”) except as disclosed in Note 13.

At March 31, 2005, the Company had incurred significant losses and had an accumulated deficit of $37,281,583. The Company’s ability to continue as a going concern is uncertain and dependent upon its ability to achieve profitable operations, obtain additional capital and dependent on the continued support of its shareholders. Management is planning to raise additional capital to finance expected growth. The outcome of these matters cannot be predicted at this time. If the Company is unable to obtain adequate additional financing, management will be required to curtail the Company’s operations.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company’s significant accounting policies are disclosed in Note 2 to the audited consolidated financial statements as at December 31, 2004.

3. CHANGE IN ACCOUNT POLICY

The Company has elected to prospectively adopt the recommendations of the Canadian Institute of Chartered Accountants (the “CICA”) Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments, for awards granted under its stock option plan to executive officers, directors and employees, effective January 1, 2003. The Company had adopted the recommendations, as required, for awards granted under its stock option plan to non-employees. This standard and the amendments require that all stock-based awards be measured and recognized using a fair value based method. The fair value of stock options is estimated at the date of grant using the Black-Scholes Option pricing model and is amortized over the vesting terms of the stock options. As a result of the adoption of fair value accounting for stock option grants to executive officers, directors, and employees effective January 1, 2003, the Company recorded stock-based compensation expense of $94,075 [2004 - $221,875] during the three-month ended March 31, 2005.

4. FINANCIAL INSTRUMENTS

For certain of the Company’s financial instruments, including cash, short-term investment, trade receivables, other receivables, accounts payable and loans payable to shareholders and directors, the carrying amounts approximate fair values due to their short-term nature.

The Company performs ongoing credit checks on its customers and requires orders to be prepaid by certain customers. As at March 31, 2005, the Company has accounts receivable from 25 customers, of which the top five represent 82% of the accounts receivable balance. As at December 31, 2004, the Company had accounts receivable from 21 customers of which the top five represent 72% of the accounts receivable balance.

Financial risk is the risk to the Company’s results of operations that arise from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk given that greater than 88% of total revenues were received in U.S. dollars. The Company mitigates foreign exchange risk as it maintains U.S. dollar bank accounts which are used to pay for expenses in U.S. dollars. Fluctuating foreign exchange rates are reflected in the line of credit available to the Company, however, the balance outstanding on the line of credit is not subject to foreign exchange adjustments.

5. INVENTORIES

	March 31,	December 31,
	2005	2004
	$	$
Raw materials	298,473	293,642
Work in process	36,741	94,535
Finished goods	632,055	635,934
	967,269	1,024,111

6. DEFERRED LOAN COSTS

	March 31,	December 31,
	2005	2004
	$	$

Deferred loan costs	71,880	71,880
Less: amortization	17,970	—
	53,910	71,880

For the quarter ended March 31, 2005, the Company recorded amortization expenses of $17,970 [2004 - $105,424] on capitalized loan costs of $71,880 relating to previously capitalized loan costs. The $105,424 amortized on the financial in 2004 relates to loan costs capitalized in 2003.

7. BANK INDEBTEDNESS

As at March 31, 2005 the Company has a revolving credit facility of up to US$1,000,000 [2004 – US$1,000,000] with a Canadian chartered bank of which $nil [2004 - $nil] was utilized as at March 31, 2005. Amounts outstanding under this credit facility are payable on demand and bear interest at the bank’s prime rate which at March 31, 2005 was 4.25% [2004 - 4.25%] . This credit facility is guaranteed by a shareholder up to December 31, 2005. Amounts advanced under the facility, if any, are repayable in full on or before December 15, 2005. In consideration for providing the guarantee in December 2004, the Company issued to the guarantor a total of 449,250 non-transferable share purchase warrants entitling the holder to acquire one common share for each warrant at an exercise price of $0.80 per common share expiring on December 31, 2005.

The Company has an additional credit facility in the amount of $2,500 collateralized by an assignment of a short-term investment.

8. SHARE CAPITAL

[a] Authorized - 100,000,000 common shares without par value.
Issued and outstanding	Number	Amount
	#	$

Balance, December 31, 2004	67,435,472	35,606,778
Issued for cash:
Shares Issue costs	—	(9,419)
Exercise of stock options	184,000	109,900
Balance, March 31, 2005	67,619,472	35,707,259

[b] Stock option plan
On June 19, 1996, and subsequently amended on various dates through June 21, 2004, the shareholders approved a stock option plan (the “Plan”) to reward executive officers, directors, employees and consultants who contribute to the continued success of the Company. The exercise price of the options is determined by the Board, but generally will be equal to the greater of the average closing price of the common shares for the ten trading days immediately preceding the date of grant or the closing price on the date of grant (Fair Market Value). The options generally vest over a period of 18 months and the term may not exceed ten years. In accordance with the Plan, the Company may grant options to purchase up to a maximum of 11,500,000 [December 31, 2004 – 11,500,000] common shares of the Company at any one point in time. The effective date of the

Plan was April 19, 1996 and the Plan will terminate April 19, 2006. The vesting periods and terms of the stock options granted prior to the expiration of the Plan will remain effective following the expiration of the Plan. Any canceled, forfeited or expired stock options are available for future issuance. At March 31, 2005, the Company has 845,213 [December 31, 2004 – 1,407,963] stock options available for issuance under the Plan.

At March 31, 2005 the following stock options were outstanding:

	Options outstanding			Options exercisable
	March 31, 2005			March 31, 2005
	Number of	Weighted	Weighted	Number of	Weighted
Range of	shares	average	average	options	average
exercise prices	under	remaining	exercise	currently	exercise price
	option	contractual life	price	exercisable
$	#	(years)	$	#	$

0.27 – 0.36	1,125,250	1.59	0.27	1,125,250	0.27
0.40 - 0.49	45,200	3.10	0.46	42,700	0.46
0.50– 0.57	2,766,100	2.04	0.50	2,675,350	0.50
0.61 – 0.69	207,800	2.05	0.62	343,775	0.63
0.72 – 0.79	1,836,100	3.17	0.72	1,109,263	0.73
0.80 – 0.89	1,878,450	3.47	0.82	1,054,775	0.82
0.90 – 1.27	161,350	3.44	1.01	104,600	1.02
0.27 – 1.27	8,020,250	2.60	0.61	6,455,713	0.57

The options expire at various dates from August 1, 2005 to March 21, 2010. Stock option transactions and the number of share options outstanding are summarized as follows:

	Number of	Weighted
	optioned	Average
	common shares	exercise price
	#	$

Balance, December 31, 2004	7,641,500	0.60
Options granted	647,750	0.76
Options expired	(85,000)	1.21
Options exercised	(184,000)	0.60
Balance, March 31, 2005	8,020,250	0.61

The exercise price equaled the Fair Market value on the date of grant for all options issued during the quarter ended March 31, 2005 and 2004.

[c] Stock-based compensation
For the quarter ended March 31, 2005, the estimated fair value of stock options granted to employees resulted in compensation expense of $16,300 [2004 - $55,975] and the estimated fair value of stock options granted to non-employees resulted in compensation expense of $77,775 [2004 - $165,900], with a corresponding credit to contributed surplus.

The fair value of stock options granted during the quarter ended March 31, 2005 was estimated using the Black-Scholes option pricing model with the following weighted average assumptions and resulting fair value:

	Three Months Ended
	March 31
	2005	2004
Dividend yield	0.0%	0.0%
Expected volatility	103%	106%
Risk-free interest rate	3.1%	2.8%
Expected life	2.4 years	2.1 years
Fair value per share	0.43	0.39

The following table shows stock-based compensation allocated by type of cost:

	Three Months Ended
	March 31
	2005	2004
	$	$
Cost of sales – products and services	8,800	26,119
Marketing and business development	8,963	4,087
Research and development	4,855	32,894
General and administrative	71,457	158,775
	94,075	221,875

[d] Escrow shares
Pursuant to an escrow agreement dated December 31, 1995 and approved by the shareholders on June 19, 1996, 825,000 common shares are held in escrow as at December 31, 2004. At the shareholders meeting on June 21, 2004, the shareholders approved a resolution to amend the terms of the escrow agreement, such that the escrow release is now based on a six- year time release formula, in accordance with the policies of the TSX Venture Exchange. Previously, the escrow shares were to be released based on the Company’s cumulative cash flow. Commencing in March 2005, 825,000 common shares currently held in escrow will be released in tranches over a period of six years, with tranches released every six months at the discretion of the Company.

Each of the first four tranches consists of 41,250 common shares or 5% of the total escrow shares and each of the remaining eight tranches consists of 82,500 common shares or 10% of the total escrow shares. As of March 31, 2005 no escrow shares had been released.

[e] Common share purchase warrants
At March 31, 2005, the following common share purchase warrants were outstanding:

Number of
Issuable	Exercise price
Warrants	$	Date of expiry

2,005,835	1.00	December 30,2005
449,250	0.80	December 31,2005
1,875,000	1.15	June 21, 2006
2,005,832	1.25-1.50*	December 30, 2006
6,335,917

*The exercise price is $1.25 if exercised prior to December 31, 2005, and $1.50 thereafter.

The Company is required to pay additional finders fees of $117,813 upon exercise of the 1,875,000 share purchase warrants issued pursuant to the June 21, 2004 financing.

8. SHARE CAPITAL (cont’d)

[f] Loss per common share
	Three Months Ended
	March 31
	2005	2004
	$	$

Numerator
Loss for the period	(1,442,651)	(750,504)

Denominator
Weighted average number of
common shares outstanding	67,574,453	54,693,112
Less: escrowed shares	—	825,000
Weighted average number of
common shares outstanding	67,574,453	53,868,112
Loss per common share – basic
and diluted	($0.02)	($0.01)

9. RELATED PARTY TRANSACTIONS

The Company compensated Mr. Stephen Holmes in the amount of $3,000 during the first quarter of 2005 as the Chairman of the Board of Directors, but has no other standard arrangement pursuant to which directors are paid a fee by the Company for their services in their capacity as directors, except for the granting from time to time of incentive stock options. During the first quarter of 2005, Company granted incentive stock options to purchase 150,000 common shares to directors compared to 675,000 stock options in the first quarter of 2004.

The Company has entered into a strategic consulting services agreement with a company controlled by a director. Pursuant to the terms of the agreement, the Company is required to pay a monthly fee of US$5,000, expiring June 30, 2005. During the first quarter of 2005, the Company paid $18,384 for strategic consulting services compared to $26,280 for the same period in 2004

The following payments were made to directors or companies related to or under their control for the quarter ended March 31, 2005:

	Three Months Ended
	March 31
	2005	2004
	$	$
General and administrative
Strategic consulting services	18,384	26,280
Directors’ fees	3,000	3,000

10. COMMITMENTS AND CONTINGENCIES

As at March 31, 2005, the Company had $276,000 in capital equipment expenditure commitments of less than one year. In addition, to support expanding manufacturing, sales and marketing and research and development functions, the Company is in the process of negotiating a lease agreement on a new facility.

11. SEGMENTED INFORMATION

The Company operates primarily in one business segment in the research, development and commercialization of diagnostic technologies with substantially all of its assets and operations located in Canada. The Company’s revenues are generated from product sales in Canada, U.S., Europe, Asia and the Middle East. Expenses are primarily incurred in Canada and the U.S.

Contract service fees and revenues from collaborative research arrangements by geographic location for the quarter ended March 31, 2005 were as follows:

	Three Months Ended
	March 31
	2005	2004
	$	$

Canada	—	181,208
United States	7,294	—
Asia	—	—
Total	7,294	181,208

Product sales by customer location for the quarter ended March 31, 2005 were as follows:

	Three Months Ended
	March 31
	2005	2004
	$	$

Canada	79,303	18,756
United States	633,042	511,150
Europe	17,711	7,350
Asia	53,005	89,612
Middle East	6,462	1,060
Total	789,523	627,928

Product sales by type of product for the quarter ended March 31, 2005 were as follows:

	Three Months Ended
	March 31
	2005	2004
	$	$
Bio-defense	620,943	467,475
Clinical products	56,211	54,268
Vector products (West Nile Virus)	112,369	106,185
Total	789,523	627,928

12. COMPARATIVE FIGURES

Certain comparative figures have been reclassified from the amounts previously reported to conform to the presentation adopted in the current year.

13. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares the unaudited interim consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, as applied in these unaudited interim consolidated financial statements, conform in all material respects to United States generally accepted accounting principles (“U.S. GAAP”), except as more fully described in Note 16 the Company’s annual audited consolidated financial statements for the year ended December 31, 2004.

[a] If U.S. GAAP were followed:

[i] The effect on the Statements of Loss and Deficit would be:

	Three Months Ended
	March 31
	2005	2004
	$	$

Loss for the year, Canadian GAAP	(1,442,651)	(750,504)

Loss and comprehensive loss of the
year, U.S. GAAP	(1,442,651)	(750,504)

Basic and diluted loss per common
share, U.S. GAAP	(0.02)	($0.01)

Weighted average number of
common shares, U.S. GAAP (in
thousands)	67,574,453	53,868,112

[ii] The effect on Balance Sheet items would be:

	March 31,	December 31,
	2005	2004
	$	$

Contributed surplus	2,204,392	2,110,317
Deficit	(37,554,013)	(36,111,362)

[b] Accounts payable and accrued liabilities comprise:

	March 31,	December 31,
	2005	2004
	$	$

Trade accounts payable	394,715	472,828
Employee-related accruals	343,479	258,165
Other accrued liabilities	141,530	128,509
	879,724	859,502

[c] Pro forma information – Stock-based compensation

The following pro forma financial information presents the loss for the period and basic and diluted loss per common share had the Company recognized stock-based compensation for stock options granted to employees and directors using a fair value based method for all stock-based transactions prior to January 1, 2003. For stock options granted in 2002, the fair value for these options was estimated at the date of grant using a Black-Scholes pricing model with the following weighted-average assumptions: dividend yield - 0%; expected volatility - 97.62%; risk-free interest rate - 4.24%; and expected average life of the options - 2.5 years. For stock options granted during the three months ending March 31 2005 and 2004, see note 8[c].

Applying the above, supplemental disclosure of pro forma loss and loss per share is as follows:

	Three Months Ended
	March 31
	2005	2004
	$	$
Loss for the period U.S. GAAP	(1,442,651)	(750,504)
Add: Stock-based employee
compensation expense included in
reported loss above	94,075	221,875
Deduct: Total stock-based employee
compensation expense using fair
value based method for all awards	(94,075)	(221,875)
Pro forma loss for the period	(1,442,651)	(750,504)
Basic and diluted loss per common
share

As reported	($0.02)	($0.01)
Pro forma	($0.02)	($0.01)